FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 3, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

RBS reports an H1 2012 Group operating profit(1) of £1,834 million
Core RBS H1 2012 operating profit of £3,185 million
Core return on tangible equity 10.2%
Net attributable H1 loss of £1,990 million after £2,974 million accounting charge for own credit, reflecting improvement in market trading levels of Group credit;
£287 million attributable profit ex own credit adjustments
Non-Core proceeding well, assets down £22 billion in H1 to £72 billion
Group Core Tier 1 ratio strengthens further to 11.1%

"The first half of 2012 saw RBS make good progress on both of the jobs that make up our recovery plan. We have continued to make the bank safer and stronger as we clean up problems of the past. And despite the tougher economy, these results show our ongoing businesses to be more resilient than before with many further improvements underway.

Our recovery plan for RBS is about both physical and cultural change. We know that in a difficult moment for banks it is more essential than ever to drive through these changes. 30 million customers worldwide rely on our services. We have the obligation to show that their interests consistently come first. I am determined that RBS should be a leader as we remodel this bank to better serve society and all those who rely on us."

Stephen Hester, Group Chief Executive

Highlights

Continued progress on strengthening and derisking the bank

•	Non-Core third party assets were down £22 billion in H1 to £72 billion, with year-end targets revised down further to £60-65 billion.

•	Group Core Tier 1 ratio improved to 11.1%, with a net £4 billion reduction in risk-weighted assets in H1 2012 despite increases to regulatory risk-weightings.

•	Excluding capital relief from the Asset Protection Scheme (APS), the Core Tier 1 ratio was 10.3%. The Group intends to exit the APS in H2 2012, subject to Financial Services Authority approval.

•	Customer deposits grew by £7 billion from a year earlier, with minimal impact from a credit rating downgrade during Q2 2012. Group loan:deposit ratio improved further to 104%.

•	Short-term wholesale borrowings were reduced further by £40 billion during H1 2012 to £62 billion. This is covered 2.5 times by a significant liquidity buffer of £156 billion.

Highlights (continued)

Operating profit stable in H1 2012

•
H1 2012 Group operating profit(1) was £1,834 million, after a £125 million provision for costs arising from the technology incident in June 2012 and a £50 million provision for interest rate swap mis-selling. Excluding these provisions, the results were in line with H1 2011.

•
Core operating profit was £3,185 million in H1 2012, delivering a return on equity (ROE) of 10.2%. Retail & Commercial, excluding Ulster Bank, showed favourable trends in Q2, with H1 ROE at 14.4%. H1 ROE for our Markets business was 14.0%.

•	Q2 Group operating profit was £650 million, down £183 million versus Q2 2011 as lower Markets revenues and the technology incident provision were only partially offset by lower Non-Core losses.

Favourable credit trends and cost control continue

•
Group impairment losses totalled £2,649 million in H1 2012, down £1,562 million (37%) from H1 2011. Core impairments were down £172 million, or 10%, with favourable trends particularly in UK Retail and US Retail & Commercial; Non-Core saw a significant reduction in impairment charges on the Ulster Bank portfolio.

•	Core expenses were flat in H1 relative to a year ago, as the Group's cost reduction programme and the restructuring of Markets and International Banking offset the cost of the one-off provisions.

•	Staff costs were 4% lower than in H1 2011, with employee numbers down by 5,700, principally in Markets and International Banking.

Note:

(1)
Operating profit before tax, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest ('operating profit'). Statutory operating loss before tax was £1,505 million for the half year ended 30 June 2012.

Key financial data

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Core
Total income (1)	13,299	14,494	6,437	6,862	6,816
Operating expenses (2)	(7,336)	(7,355)	(3,615)	(3,721)	(3,557)
Insurance net claims	(1,225)	(1,487)	(576)	(649)	(703)
Operating profit before impairment losses (3)	4,738	5,652	2,246	2,492	2,556
Impairment losses (4)	(1,553)	(1,725)	(728)	(825)	(853)
Core operating profit (3)	3,185	3,927	1,518	1,667	1,703

Non-Core operating loss (3)	(1,351)	(1,961)	(868)	(483)	(870)

Group operating profit (3)	1,834	1,966	650	1,184	833

Own credit adjustments	(2,974)	(236)	(518)	(2,456)	324
Asset Protection Scheme	(45)	(637)	(2)	(43)	(168)
Payment Protection Insurance costs	(260)	(850)	(135)	(125)	(850)
Sovereign debt impairment	-	(733)	-	-	(733)
Other items (5)	(60)	(304)	(96)	36	(84)

Loss before tax	(1,505)	(794)	(101)	(1,404)	(678)

Loss attributable to ordinary and B shareholders	(1,990)	(1,425)	(466)	(1,524)	(897)

Memo: APS after tax cost (6)	(34)	(468)	(2)	(32)	(123)

	30 June 2012	31 March 2012	31 December 2011

Capital and balance sheet
Funded balance sheet (7)	£929bn	£950bn	£977bn
Loan:deposit ratio (Group) (8)	104%	106%	108%
Loan:deposit ratio (Core) (8)	92%	93%	94%
Core Tier 1 ratio	11.1%	10.8%	10.6%
Tangible equity per ordinary and B share (9)	489p	488p	501p

Notes:

(1)	Excluding own credit adjustments, Asset Protection Scheme, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.
(2)	Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, bonus tax and RFS Holdings minority interest.
(3)	Operating profit before tax, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment and other items (see note 5 below).
(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments.
(5)
Other items comprise amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, RFS Holdings minority interest and interest rate hedge adjustments on impaired available-for-sale sovereign debt. Refer to page 18 of the main announcement for further details.

(6)	Asset Protection Scheme, net of tax.
(7)	Funded balance sheet is total assets less derivatives.
(8)	Net of provisions, including disposal groups and excluding repurchase agreements.
(9)
Tangible equity per ordinary and B share is total tangible equity divided by number of ordinary and effect of convertible B shares in issue. Prior period data have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Comment

Stephen Hester, Group Chief Executive, commented:
We launched our plan to change RBS in 2009 and it continues to deliver good progress along the path we set out. For the first half of this year, the Group made an operating profit of £1.8 billion, close to the same period in 2011 despite a worsening economic backdrop and the further restructuring of our Markets businesses. Excluding 'clean-up' losses from Non-Core and Ulster Bank, operating profit was £3.7 billion and operating ROE on this basis was 13.2%.

We also achieved an important milestone in completing full repayment of the huge liquidity support given to RBS by public authorities during the crisis. We navigated Eurozone problems and a credit rating downgrade from Moody's with no slippage in the balance sheet resilience painstakingly rebuilt in the first three years of our plan. The bottom-line loss we report for H1 2012 includes a £3 billion 'own credit' accounting charge, itself an indicator of RBS's recovery as our debt now trades at tighter margins.

We continue to prioritise support for customers and have increased overall net lending in Core UK Retail and Corporate businesses. In the first six months, despite economic shrinkage; gross new lending to UK non-financial institutions and homeowners was £49.2 billion. Since 2008, total drawn lending balances in our UK Core businesses are up 4%.

However, steady progress in rebuilding financial strength, and resilience in the Group's underlying financial performance, contrasts with a grim period for the reputation of our industry and for RBS within it.

We are in a chastening period for the banking industry. The consequences of the sector's past over-expansion are still being accounted for, probably with some way still to go. The mistakes and vulnerabilities carried over from that period are both financial and cultural. The consequences of these mistakes have seen the reputation of the sector fall to new lows. This is dangerous because customer trust is a pre-requisite for a successful banking sector and an effective banking sector is so important to economic stability and growth. It especially saddens me because since rejoining the sector three and a half years ago to lead the change and recovery at RBS, I have been struck by the sterling efforts of the vast majority of people in our bank to provide honest, reliable and helpful services to customers.

When we first set out the plan for recovery and change at RBS, we were under no illusions as to the scale of the task. Most things that had gone wrong in the industry as a whole had also been present within RBS. It was clear the changes we needed to bring about could not be accomplished overnight. We foresaw five tough years - identifying the problems, paying for their consequences and putting them right for the future. The sheer scale of what was needed to recover RBS from the chaos of 2008-2009 meant the problems would take much work to fix and we would not get everything right first time.

Three years on we have made a lot of progress in our task. We have largely corrected the unstable balance sheet. The clean-up costs from past mistakes are steadily being put behind us, though still significant. The Bank's leadership has been almost entirely changed. Our recovery has been elongated by tough economic conditions in our main markets, but we have taken care to build resiliency into our balance sheet and sustainability into our customer revenues. This means the business is increasingly well positioned for the more conservative approach that customers and shareholders want from their banks.

Comment (continued)

At the centre of RBS's recovery and change plan was always both physical and cultural change. Our industry's weaknesses, and those of RBS specifically, were often rooted in the interplay of these two aspects. While there are many different strands to cultural change, at its heart is one central truth: we must build RBS around good and enduring customer service. The Bank's own fortunes - shareholders and employees - must be a reflection of how well we do this, not an end in itself.

All companies make mistakes and have individual cases of wrongdoing. The nature of financial services tends to magnify the impact of these. But we must not rest until our physical defences are robust and the culture of RBS and the wider industry, properly and permanently reinforces the good and isolates the bad. Culture is defined over years, not months. The wrenching changes at RBS and elsewhere are a hugely powerful catalyst to hasten that process. However, the process of combing through and rectifying the past can seem like going backwards for a while - just as realisation of bad lending takes time to identify, provide for and deal with.

A significant blot on RBS's reputation came at the end of this quarter via a systems failure. We are working through a detailed root cause investigation to assess what improvements need to be made to ensure these types of issues do not re-occur. While we have significantly increased technology spend over the past three years, there is clearly more we need to do to ensure reliability for our customers. I know our customers expect and deserve better and we are determined to learn the lessons of this incident and make the necessary improvements.

RBS legal disclosures, which accompany each of our quarterly reports, highlight a list of items arising from past actions that we are still dealing with in the conduct arena. It is no comfort that many are shared across the industry. The LIBOR situation is on our agenda and is a stark reminder of the damage that individual wrongdoing and inadequate systems and controls can have in terms of financial and reputational impact. This is the subject of ongoing regulatory investigation but our customers and shareholders should be in no doubt that we are taking it seriously. These issues together are hard to deal with but just as necessary a part of change from the past as the restructuring of our balance sheet.

We debate carefully what these industry problems say about different forms of banking. Certainly, wholesale businesses saw the greatest financial and cultural distortion in the boom years. In response to this, RBS wholesale businesses are now just one third of their pre-crisis size in balance sheet terms - a restructuring on a greater scale than any peer so far. Yet our industry, and RBS, has had cultural, customer and risk management failures across all its business lines arising out of pre-crisis times. The change we are making must be as comprehensive. This is because customers and our economies need strong and effective financial services of all kinds - from the man in the street to the international needs of large exporters, pension funds and governments themselves.

RBS plays an important and enduring role for our customers. We are needed, and where we do our jobs well we also have a valuable, well performing and enduring business. We have undergone huge change for the better in the last three years. The fruits of change are visible in many areas, but still to be secured in others. There will remain tough moments ahead. We want RBS to be a model for the way a bank relates to society. This means we aspire to serve our customers well with a dedicated staff who can feel proud of their work at RBS. And as we do that, we must also deliver enduring value to our shareholders and meet all of our responsibilities in the wider economy and society. I believe we can do what we need to do.

Highlights

First half 2012 results summary
The Royal Bank of Scotland Group (RBS) reported a Group operating profit of £1,834 million for the first half of 2012. The results included a provision of £125 million for costs arising from the technology incident that affected the Group's systems in June, principally to cover customer redress. In addition, we have reserved £50 million for redress of a particular category of complex interest rate swaps based on agreement reached with the FSA. Excluding these provisions, operating profit was stable compared with H1 2011.

Core operating profit totalled £3,185 million in H1, down 19%, while return on equity was 10.2%.

●
Retail & Commercial (R&C) faced headwinds with a weakening economy and continuing low interest rates, but held costs flat and there was a continued improvement in impairments. R&C H1 operating profit was £2,067 million, down 12%. Although Q2 net interest margin was broadly stable at 2.94% compared with Q1, net interest income has remained under pressure as a consequence of muted lending demand. R&C ROE in H1 was 9.8%, although excluding Ulster Bank R&C ROE in H1 was 14.4%.

●
Markets also faced a difficult environment, reinforcing management's decision to restructure the business, as the increased liquidity and investor confidence that followed the European Central Bank's Long Term Refinancing Operation in Q1 proved short-lived. H1 operating profit fell 21% to £1,075 million, with weakness in currencies, credit markets and investor products and equity derivatives, mitigated by higher rates revenues. ROE for Markets' ongoing business was 14.0%.

●	Direct Line Group H1 operating profit of £219 million was 6% higher than in the prior year, with significantly improved claims ratios despite the impact of more severe weather this year.
●	Non-Core operating losses were 31% lower than H1 2011 at £1,351 million, with expenses down 20% and impairments down 56% from the prior year.

Q2 2012 Group operating profit totalled £650 million, down 22% from Q2 2011 but only 1% excluding the provisions described earlier. Core operating profit for the quarter was £1,518 million, down 9% from Q1 2012 and down 11% versus Q2 2011 (down 1% year-on-year and up 2% quarter-on-quarter excluding the provisions).

Non-operating items and statutory results
H1 integration and restructuring costs totalled £673 million, of which £213 million was recorded in the second quarter. This was largely offset by the gain of £577 million recorded in March following a restructuring of the Group's Lower Tier 2 debt. A disposal gain of £197 million was recorded on the sale of RBS Aviation Capital, completed in June 2012.

A further provision of £135 million in Q2 (H1 2012 - £260 million) was recorded for Payment Protection Insurance claims, bringing the cumulative charge taken to £1.3 billion, of which £0.7 billion in redress had been paid by 30 June 2012.

The significant narrowing of RBS's credit spreads in debt markets, reflecting strengthened investor perceptions, that occurred in the first quarter of 2012 continued in Q2, resulting in an own credit charge of £2,974 million in H1 2012, of which £518 million was booked in Q2. Excluding own credit adjustments, H1 pre-tax profit was £1,469 million and attributable profit £287 million*. H1 2012 statutory pre-tax loss was £1,505 million and statutory attributable loss was £1,990 million. Tangible net asset value per share rose to 489 pence.

*Attributable loss adjusted for post-tax effect of own credit adjustments.

Highlights (continued)

First half 2012 results summary (continued)

Efficiency
Core expenses in H1 2012 were flat, with benefits from the Group's cost reduction programme and the restructuring of Markets and International Banking offsetting the £88 million litigation settlement booked by US R&C in Q1 and the £125 million provision for costs arising from the technology incident accrued in Group Centre in Q2.

Staff expenses were reduced by 4% from H1 2011, with employee numbers down by 5,700, principally in Markets and International Banking. The compensation:revenue ratio in Markets declined to 33%, compared with 35% in H1 2011.

Despite strong expense control, the Core cost:income ratio, net of claims, worsened to 61%, compared with 57% in H1 2011, reflecting the weaker income trends. R&C cost:income ratio was 59% in H1, improving slightly from 60% in Q1 to 57% in Q2.

Risk
Group impairment losses totalled £2,649 million in H1 2012, with Q2 2012 in line with Q1 2012 at £1,335 million. R&C impairments were £241 million lower than H1 2011, with improvements particularly in UK Retail and US R&C. Core Ulster Bank impairments were in line with H1 2011 at £717 million, with Q2 2012 down 18% on Q1 2012. Non-Core impairments were down £1,390 million in H1 2012 at £1,096 million, principally reflecting the substantial provisioning of development land values in the Ulster Bank portfolio during the first half of 2011. Non-Core's Q2 2012 impairments were £118 million higher than Q1 2012, largely reflecting one significant provision within the project finance portfolio.

Core annualised impairments represented 0.7% of loans and advances to customers in Q2 2012 compared with 0.8% in Q1. Group risk elements in lending totalled £41.1 billion at 30 June 2012, down from £42.4 billion at 31 December 2011, with provision coverage increasing from 49% to 51%. Ulster Bank provision coverage was 53% in Core and 57% in Non-Core.

Balance sheet
RBS made strong progress on the task of strengthening and derisking its balance sheet during the first half. Non-Core third party assets, which had been reduced by £11 billion in Q1, fell by a further £11 billion in Q2 to £72 billion at 30 June 2012, principally driven by the disposal of RBS Aviation Capital and run-off. In light of this strong progress the Group has lowered its year-end target for Non-Core assets to £60-65 billion.

Markets funded assets have been reduced by £60 billion over the 12 months to 30 June 2012, with a further £18 billion reduction in International Banking assets.

From its highest reported point in 2008 the Group has reduced its funded balance sheet by £298 billion (24%).

Highlights (continued)

First half 2012 results summary (continued)

Liquidity and funding
The Group maintained its trajectory towards a more stable, deposit-led balance sheet with the Group loan:deposit ratio improving further to 104% at 30 June 2012, compared with 114% a year earlier. Customer deposits grew by £3 billion during Q2 2012 and at 30 June 2012 were up £7 billion from a year earlier. No material impact was experienced from the credit rating downgrade during Q2 2012, on either the Group's credit spreads or its ability to attract customer deposits.

Reflecting the Group's strategy of sharply reducing its dependence on short-term wholesale funding, this funding fell to £62 billion at 30 June 2012, down £40 billion since the end of 2011. Short-term wholesale funding was covered 2.5 times by the Group's liquidity buffer, which was maintained at £156 billion.

Capital
The Group's Core Tier 1 ratio remained strong at 11.1%, and the leverage ratio was 15.6x. Although regulatory changes continued to increase risk-weightings on a number of portfolios, the Group reduced risk-weighted assets in Markets and successfully restructured a large derivative position in Non-Core, resulting in a substantial decrease in exposure to a highly leveraged counterparty. The capital relief afforded by the Asset Protection Scheme fell from 85 basis points in Q1 2012 to 77 basis points in Q2 2012 and continues to diminish. It remains the Group's intention to exit the Scheme in H2 2012, subject to the approval of the Financial Services Authority. The Group has already expensed £2.5 billion for the APS, which equals the minimum fee payable.

Strategic Plan

Key Measures	Worst point	Q1 2012	Q2 2012	Medium- term target

Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	11.0%	9.3%	>12%
• Cost:income ratio (3)	97%(4)	60%	62%	<55%

Risk measures		Group	Group	Group
• Core Tier 1 ratio	4%(5)	10.8%	11.1%	>10%
• Loan:deposit ratio	154%(6)	106%	104%	c.100%
• Short-term wholesale funding (STWF)	£297bn(7)	£80bn	£62bn	<10% TPAs(8)
• Liquidity portfolio (9)	£90bn(7)	£153bn	£156bn	>1.5x STWF
• Leverage ratio (10)	28.7x(11)	16.3x	15.6x	<18x

Notes:

(1) Based on indicative Core attributable profit taxed at standard rates and Core average tangible equity per the average balance sheet (c.75% of Group tangible equity based on RWAs at 30 June 2012); (2) Group return on tangible equity for 2008; (3) Cost:income ratio net of insurance claims; (4) Year ended 31 December 2008; (5) As at 1 January 2008; (6) As at October 2008; (7) As at December 2008; (8) Third party assets (TPAs); (9) Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks; (10) Funded tangible assets divided by total Tier 1 capital; (11) As at June 2008.

Highlights (continued)

First half 2012 results summary (continued)

Disposals
Preparations for the planned IPO of Direct Line Group in the latter part of 2012 remain on track. The company is prepared for separation and, from 1 July, is operating on a substantially standalone basis with its own corporate functions and HR platform. Residual IT services will be provided by the Group under a Transitional Services Agreement. Direct Line Group returned £800 million to the Group during H1 2012 as part of optimising its capital structure.

We continue to work with Santander on the sale of the RBS England & Wales and NatWest Scotland branch-based businesses along with certain SME and corporate activities. The complexity of the transaction and the focus on causing minimum disruption to our customers is likely to lead to an extension of the process well into 2013.

The sale of RBS Aviation Capital to Sumitomo Mitsui Banking Corporation, acting on behalf of a consortium comprising its parent, Sumitomo Mitsui Financial Group, and Sumitomo Corporation, was completed on 1 June 2012. The disposal realised a net gain of £197 million and removed £5 billion of funded assets from the Non-Core balance sheet.

Technology issues
In late June, a number of our customers were impacted by a technology incident affecting our transaction batch processing.

The immediate software issue was promptly identified and rectified. Despite this, significant manual intervention in a highly automated and complex batch processing environment was required. This resulted in a significant backlog of daily data and information processing. The consequential technology problems and backlog took time to resolve. However, at no point was any customer data lost or destroyed. Regrettably, in Ulster Bank, our customers experienced extended problems with their accounts, which have now been largely rectified.

Throughout the incident, we took action to help customers experiencing difficulty. We opened our branches for longer, doubled the number of staff in our UK-based call centres and gave staff greater authority to provide on-the-spot help. Thereafter, we focused on honouring our commitment that we would put impacted Group and non-Group customers back to the position they would have been in had the incident not occurred.

A full and detailed investigation is under way into the causes of the problem, overseen by independent experts and reporting to the Group Board Risk Committee. It will consider both the Group's own operations and the role of third parties in the context of the incident. It will establish a full account of what happened, an assessment of how the Group responded and a thorough review of the root cause.

A charge of £125 million has been accrued in Q2 2012 in relation to the costs of this incident, principally covering redress to the Group's customers. Additional costs may arise once all redress and business disruption items are clear and a further update will be given in Q3.

Highlights (continued)

First half 2012 results summary (continued)

Core UK franchise
The health of RBS's core UK retail and commercial banking franchises is directly dependent on the health and success of its customers. Over the first half of 2012 the Group has maintained its support for these customers, with UK Retail increasing net lending to homeowners by £2.0 billion, or 2%, while UK Corporate increased loans to the manufacturing industry by 4%.

Gross mortgage lending in H1 2012 totalled £7.7 billion, with net new lending of over £3 billion in the same period. Gross new lending to first time buyers was up 26% from H1 2011.

Gross new lending to UK non-financial businesses totalled £41.5 billion, of which £19.2 billion was to SME customers. This included £28.3 billion of new loans and facilities (of which £15.2 billion was to SMEs) as well as £13.2 billion of overdraft renewals (including £4.0 billion to SMEs). Customer confidence has weakened in the face of economic newsflow, with many companies scaling back their investment plans, given concerns about the prospects for demand, and this is reflected in weak SME application volumes, down 18% on H1 2011. As a result, Q2 gross lending volumes were lower, with some impact from the technology incident as relationship managers prioritised the provision of operational support for affected customers. Overall, utilisation of overdraft facilities remained below 50% as it has for over two years.

It is into this challenging environment that the Bank of England recently launched the new Funding for Lending Scheme (FLS), aimed at increasing lending to the real economy. The Group welcomes this new initiative and has taken immediate steps to ensure that the FLS delivers real benefits for customers. UK Retail has introduced a new set of mortgage rates and products, offering low fixed rates to first time buyers and buyers of newly built homes as well as a strong offering for buy-to-let purchasers. In UK Corporate, the scheme will be used to cut interest rates on £2.5 billion of SME loans by an average of 1 percentage point, with larger reductions for the smallest businesses. The division will also remove arrangement fees on £2.5 billion of new SME loans. For larger businesses, the FLS benefits will be targeted at specific client segments where there are good opportunities to increase support to customers.

The Group also played an active role in the UK Government's National Loan Guarantee Scheme (NLGS), launched in March, and by 30 June had provided over 8,000 loans and asset finance facilities, totalling £470 million. RBS was the only bank to make NLGS loans available for the full range of loans down to as little as £1,000, and approximately two-thirds of the facilities provided have been for amounts under £25,000, demonstrating the Group's commitment to supporting as wide a range of customers as possible.

Highlights (continued)

First half 2012 results summary (continued)

Core UK franchise(continued)
We continue to conduct extensive research with our customers to ensure that we are well equipped to meet their needs. Customers' principal expectations are that we will make their banking straightforward and simple, enabling them to interact with us in a way and at a time that suits them. When their needs are more complex, our customers want fast access to business expertise. They want to be confident that the person they talk to understands their business well. Key initiatives to ensure that we can meet these expectations include:

●	The launch of Business Connect, an enhanced telephony service that now supports 210,000 customers, with 75% of customers very satisfied with the service received;

●	Continuing efforts to ensure our relationship managers are fully equipped to serve their customers, through an accreditation programme in partnership with the Chartered Banker Institute; and

●
The "Working with you" programme, in which managers, of all levels, including senior executives, spend at least two days a year working in customers' businesses. This has proved popular both with our managers and with our customers, and has substantially improved our ability to understand customers' needs.

Outlook
The economic and regulatory challenges we face are unlikely to abate over the remainder of the year. We will continue to focus on maintaining a strong balance sheet and capital position.

We expect our Retail and Commercial businesses to continue to perform satisfactorily albeit Ulster Bank impairments are expected to remain elevated. Net interest margin is expected to be slightly up compared with the first half of 2012.

Markets' revenues remain sensitive to client activity levels and broader market volatility.

Non-Core continues to make good progress operating within our loss expectations, with third party assets projected to fall to between £60 billion and £65 billion by the year end.

We will make an announcement regarding exit from the Asset Protection Scheme once formal regulatory clearance has been secured.

The divestment of Direct Line Group is on track and, subject to market conditions, the IPO is planned for October 2012.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Results presentation and Q&A call
A pre-recorded presentation of the results for the half year ended 30 June 2012 will be available on www.rbs.com/results from 7.00 am on Friday 3 August 2012.

An audio Q&A session will also be held, details as follows:

Date:	Friday 3 August 2012
Time:	9.30 am UK time
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying this document will be available on www.rbs.com/results

Financial supplement
A financial supplement will be available on www.rbs.com/results This supplement shows published income and balance sheet financial information by quarter for the last nine quarters to assist analysts for modelling purposes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary